VIA EDGAR

April 1, 2008

Mr. John Reynolds

Assistant Director

Office of Beverage, Apparel and

Healthcare Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc.
Form 10-K for Fiscal Year Ended April 28, 2007
Filed June 27, 2007
Proxy Statement on Schedule 14A
Filed August 3, 2007
File No. 000-20572

Dear Mr. Reynolds:

We are responding to your letter dated March 21, 2008. Our response follows the comment in your letter, which is presented in bold type.

Compensation Discussion and Analysis

1.	We note your response to comment one of our letter dated December 5, 2007, and we reissue the comment. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives and long-term equity incentive awards. In future filings please disclose the specific performance targets used to determine incentive amounts, or as soon as possible after your receipt of this letter, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, please tell us whether the company’s targets for the fiscal year ended April 26, 2008 are expected to be materially different from those of April 28, 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure you will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In future filings we will disclose the specific performance targets used to determine incentive amounts.

Patterson Companies, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;

Mr. John Reynolds

Re: Patterson Companies, Inc.

April 1, 2008

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

cc:	James W. Wiltz, Chief Executive Officer
Andre B. Lacy, Audit Committee Chairman
Stephen Stenbeck, Ernst & Young, LLP
Matthew L. Levitt, Secretary and General Counsel